NOTE EXTENSION:

PPD PARTNERS hereby agrees to extend SEA TIGER, INC. 8% Convertible Debenture Due September 30, 2010 (3PPD) in the amount of $15,000 until September 30. 2011.

PPD PARTNERS

, Pres/CEO
SEA TIGER, INC.
[illegible], Pres/CEO